KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
May 20, 2016
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	KB Home
Form 10-K for the Fiscal Year Ended November 30, 2015
Filed January 25, 2016
File No. 1-9195
Dear Mr. Cash:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in your letter dated April 29, 2016 regarding our Annual Report on Form 10-K for the fiscal year ended November 30, 2015 that we filed with the Commission on January 25, 2016 (“Form 10-K”).
Below we have reprinted the comments in bold, followed by our responses.
Form 10-K for the Fiscal Year Ended November 30, 2015
Consolidated Financial Statements, page 53
Note 8. Variable Interest Entities, page 69

1.
We refer to the last paragraph of your footnote where you state that you evaluated land option contracts and other similar contracts for financing arrangements, and determined that you should increase inventories, with a corresponding increase to accrued expenses and other liabilities by $110.0 million at November 30, 2015. Please tell us, and clarify in future filings, the nature of these financing arrangements, the evaluation you performed, and the authoritative literature you relied upon in determining the accounting treatment.

Response:
In the ordinary course of our business, we enter into land option contracts and other similar contracts (“land option contracts”) to acquire rights to land for the construction of homes. Under these land option contracts, we typically pay a specified option or earnest money deposit in consideration for the right to purchase the land in the future, usually at a predetermined price. We analyze each of our land option contracts for potential consolidation of the land seller entity under the variable interest model, in accordance with Accounting Standards Codification Topic No. 810, “Consolidation.” For each land option contract where the land seller entity is not consolidated, we consider whether the provisions of Accounting Standards Codification Topic No. 470-40, “Debt — Product Financing Arrangements” (“ASC 470-40”) are applicable. ASC 470-40 applies to product financing arrangements for products that were produced by or originally purchased by the sponsor or another entity on behalf of the sponsor and have certain characteristics. We believe ASC 470-40 applies to certain of our land option contracts based on an interpretation of the standard that is set forth in industry-specific guidance “Accounting for Lot Option Arrangements” published by our independent registered public accounting firm, Ernst & Young LLP.

This industry-specific guidance provides that a land option contract is to be accounted for as a financing arrangement under ASC 470-40 if it meets all three of the following criteria:

1.	The products (in this context, land) were produced by or originally purchased by the sponsor (in this context, a homebuilder) or another entity on behalf of the sponsor (homebuilder);

2.	The sponsor (homebuilder) is required to purchase the product (land) at specified prices; and

3.
The payments that the other entity will receive on the transaction are established by the financing arrangement, and the amounts to be paid by the sponsor (homebuilder) will be adjusted, as necessary, to cover substantially all fluctuations in costs incurred by the other entity in purchasing and holding the product (land) (including interest).

We analyze our land option contracts for financing arrangements at each reporting date in accordance with ASC 470-40 based on the above criteria as follows:

1.	The products (land) were produced by or originally purchased by the sponsor (homebuilder) or another entity on behalf of the sponsor (homebuilder).
From time to time, we enter into a transaction with a land financier or developer (a “land banker”) under which the land banker acquires a specific land parcel(s) on our behalf, at our direction, in conjunction with entering into a land option contract that gives us the right to purchase the land parcel(s) from the land banker in the future. If we exercise the option under the land option contract with the land banker, we pay the predetermined price in the contract to purchase all, or specified portions, of the optioned land parcel(s) by a set date(s). If we do not exercise the option under the land option contract, we typically forfeit any non-refundable deposit(s) and other non-reimbursable payments we have made to the land banker. Our land option contracts with land bankers meet this criterion for financing arrangements because the land bankers purchase the optioned land parcel(s) on our behalf.
We also apply the provisions of ASC 470-40 to any land option contract with a landowner that did not purchase the optioned land parcel(s) on our behalf where the contract contemplates improvements being made to the optioned land parcel(s) by us or our designee during the applicable option period. We consider such land option contracts as meeting this criterion for financing arrangements as the landowner holds the optioned land parcel(s) on our behalf while we or our designee are completing improvements to the land.

2.	The sponsor (homebuilder) is required to purchase the product (land) at specified prices.
For land option contracts that meet the first criterion above, we assess the consequences of not purchasing the optioned land parcel(s). In our assessment, the consequences of not exercising the option under a land option contract are referred to as a penalty, and if the penalty of not exercising the option is sufficiently large, we determine that we are effectively compelled (i.e., required) to exercise that option. In making this assessment with respect to a land option contract, we consider the non-refundable deposit(s) we have made and any non-reimbursable expenditures we have incurred for land improvement activities or other items up to the assessment date; additional costs associated with abandoning the contract; and our commitments, if any, to incur non-reimbursable costs associated with the contract. With respect to this criterion for financing arrangements, we generally determine that if such aggregate costs with respect to a land option contract are in excess of 20% of the remaining land purchase price under the contract, we are effectively compelled to exercise the option and pay the predetermined (i.e., specified) price in the contract to purchase the optioned land parcel(s). This 20% threshold is a general guideline that we use in analyzing each land option contract. We may also consider various qualitative factors such as the availability or our ownership of other land in the applicable market in our assessments.

3.
The payments that the other entity will receive on the transaction are established by the financing arrangement, and the amounts to be paid by the sponsor (homebuilder) will be adjusted, as necessary, to cover substantially all fluctuations in costs incurred by the other entity in purchasing and holding the product (land) (including interest).

Consistent with this criterion for financing arrangements, our land option contracts with a land banker or other landowner establish a predetermined price(s) we will pay to purchase the optioned land parcel(s). In addition, in a land option contract with a land banker, our option exercise price is typically a function of the land banker’s land acquisition costs, development costs, if any, and interest costs. As a result, if we exercise the option, the land banker will be reimbursed for substantially all fluctuations in the holding and/or financing costs it incurred in meeting its commitments under or related to the land option contract. In a land option contract with a landowner (other than a land banker) where we or our designee make improvements to the optioned land parcel(s) during the applicable option period, the landowner typically does not reimburse us or our designee for such improvements and, as such, there is usually little, if any, fluctuation in the landowner’s costs during the applicable option period.
Based on our evaluation, if we determine that a land option contract is equivalent to a financing arrangement and we are effectively compelled to exercise the option under the land option contract, we record the remaining purchase price of the optioned land parcel(s) in inventories on our consolidated balance sheet, along with a corresponding financing obligation in accrued expenses and other liabilities, even though we only hold an option to purchase the land.
In future filings, including our Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2016, which will be filed on or about July 7, 2016 (“Form 10-Q”), we will include disclosure regarding financing arrangements substantially as follows:
For land option contracts and other similar contracts where the land seller entity is not required to be consolidated under the variable interest model, we consider whether such contracts should be accounted for as financing arrangements. Land option contracts and other similar contracts that may be considered financing arrangements include those we enter into with third-party land financiers or developers in conjunction with such third parties acquiring a specific land parcel(s) on our behalf, at our direction, and those with other landowners where we or our designee make improvements to the optioned land parcel(s) during the applicable option period. For these land option contracts and other similar contracts, we record the remaining purchase price of the associated land parcel(s) in inventories on our consolidated balance sheet with a corresponding financing obligation if we determine that we are effectively compelled to exercise the option under the land option contract and purchase the optioned land parcel(s). In making this determination with respect to a land option contract, we consider the non-refundable deposit(s) we have made and any non-reimbursable expenditures we have incurred for land improvement activities or other items up to the assessment date; additional costs associated with abandoning the contract; and our commitments, if any, to incur non-reimbursable costs associated with the contract. As a result of our evaluations of land option contracts and other similar contracts for financing arrangements, we recorded inventories on our consolidated balance sheets, with a corresponding increase to accrued expenses and other liabilities, of $XX million at May 31, 2016 and $110.0 million at November 30, 2015.
Note 15. Commitments and Contingencies, page 79

2.	We note your disclosures related to reserves for warranties and self-insurance. Please more fully explain to us and revise future filings to clarify:

•	The distinction between claims covered under warranty reserves and claims covered under self-insurance reserves and the interaction, if any, between these reserves; and

•	If applicable, your accounting basis for netting any such reserves with probable recoveries.
Response:
Warranty Reserves and Self-Insurance Reserves
Our warranty reserves and self-insurance reserves are separately maintained for, and in relation to, the generally distinct types of claims described below. Both of these reserves are included in accrued expenses and other liabilities on our consolidated balance sheets.

In future filings, including our Form 10-Q, we will include disclosure regarding the claims covered by our warranty reserves and self-insurance reserves and the interaction between these reserves substantially as follows:
Warranty. We provide a limited warranty on all of our homes. The specific terms and conditions of our limited warranty program vary depending upon the markets in which we do business. We generally provide a structural warranty of 10 years, a warranty on electrical, heating, cooling, plumbing and certain other building systems each varying from two to five years based on geographic market and state law, and a warranty of one year for other components of the home. Our limited warranty program is ordinarily how we respond to and account for homeowners’ requests to local division offices seeking repairs, including claims where we could have liability under applicable state statutes or tort law for a defective condition in or damages to a home. Our warranty reserves cover our costs of repairs associated with homeowner claims made under our limited warranty program. These claims are generally made directly by a homeowner and involve their individual home.
Self-Insurance. Our self-insurance reserves relate to our captive insurance subsidiary, which provides insurance for our exposure to construction defect, bodily injury and property damage claims and related litigation or regulatory actions, up to certain coverage limits. Our self-insurance reserves generally cover our costs of settlements and/or repairs, if any, as well as our costs to defend and resolve the following types of claims:

•
Construction defect: Construction defect claims, which represent the largest component of our self-insurance reserves, typically originate through a legal or regulatory process rather than directly by a homeowner and involve the alleged occurrence of a condition affecting two or more homes within the same community, or they involve a common area or homeowners’ association property within a community. These claims typically involve higher costs to resolve than individual homeowner warranty claims, and the rate of claims is highly variable.

•	Bodily injury: Bodily injury claims typically involve individuals (other than our employees) who claim they were injured while on our property or as a result of our operations.

•
Property damage: Property damage claims generally involve claims by third parties for alleged damage to real or personal property as a result of our operations. Such claims may occasionally include those made against us by owners of property located near our communities.

For most of our claims, there is no interaction between our warranty reserves and self-insurance reserves. Typically, if a matter is identified at its outset as either a warranty or self-insurance claim, it remains as such through its resolution. However, there can be instances of interaction between the reserves, such as where individual homeowners in a community separately request warranty repairs to their homes to address a similar condition or issue and subsequently join together to initiate, or potentially initiate, a legal process with respect to that condition or issue and/or the repair work we have undertaken. In these instances, the claims and related repair work generally are initially covered by our warranty reserves, and the costs associated with resolving the legal matter (including any additional repair work) are covered by our self-insurance reserves.
There have been a few circumstances in which our warranty reserves, including adjustments recorded to increase the reserves, have covered all of the repairs and related costs to resolve certain claims (whether made by individual homeowners and/or made in connection with legal or regulatory actions) that affected multiple homes and/or communities. In these circumstances, the anticipated repairs or other resolution predominantly related to our costs to repair homes rather than our costs to resolve any associated legal or regulatory actions. For example, as disclosed in our Form 10-K, we established a separate accrual within our overall warranty reserves to cover repair costs for claims that involved water intrusion-related issues at certain of our communities in central and southwest Florida. These issues were substantially resolved as of November 30, 2015.

Netting Reserves with Probable Recoveries
Warranty Reserves
As disclosed in our Form 10-K, at November 30, 2015 and 2014, we had total estimated minimum probable recoveries of $20.6 million and $26.6 million, respectively, associated with the above-mentioned water intrusion-related issues. While the majority of these probable recoveries were included in receivables on our consolidated balance sheets, we netted $2.2 million and $9.4 million with our warranty reserves at November 30, 2015 and 2014, respectively. These amounts represented probable recoveries associated with estimated remaining repair costs at the respective dates. In consideration of the guidance in Accounting Standards Codification Topic No. 210-20, “Balance Sheet — Offsetting” (“ASC 210-20”) regarding offsetting assets and liabilities, in future filings, we will present our warranty reserves and estimated probable recoveries receivable, if any, on a gross basis in our consolidated balance sheets.
With respect to the disclosure in our Form 10-K, presentation of our warranty reserves and related receivables on a gross basis would have resulted in an increase to total assets and total liabilities of less than .5% at November 30, 2015 and 2014. In addition, there would not have been a significant impact on any debt covenant or other financial ratio or requirement applicable under any of our notes payable or other debt obligations. We believe that presentation on a gross basis would not, in the light of surrounding circumstances, change or influence the judgment of a reasonable person relying on our Form 10-K, including the financial statements filed therewith.
Self-Insurance Reserves
Our self-insurance reserves were not netted with receivables for estimated probable recoveries at November 30, 2015 or 2014. In certain instances, in the course of resolving a claim, we pay amounts in advance of our insurer(s) and/or on behalf of a subcontractor(s) or their insurer(s) and believe we will be reimbursed for such payment. Estimates of these amounts, if any, are recorded as receivables in our consolidated balance sheets when any such recovery is considered probable. In most cases, resolving a claim does not result in a receivable either because the portion of the costs to resolve the claim that is covered by our insurer(s) and/or a subcontractor(s) or their insurer(s) is paid directly by these third parties or because we bear all of the costs to resolve the claim with no contributions from these third parties. At November 30, 2015, we had $3.2 million of estimated probable recoveries receivable that were due directly from these third parties for costs we paid to resolve claims. In accordance with the guidance in ASC 210-20, we reflected this amount in receivables on our consolidated balance sheet at November 30, 2015. We had no such estimated probable recoveries receivable at November 30, 2014.
In future filings, including our Form 10-Q, we will include disclosure regarding our self-insurance reserves and associated estimated recoveries receivable substantially as follows:
Self-Insurance. The amount of our self-insurance liability is determined through an analysis performed by a third-party actuary that uses our historical claim and expense data, including data related to contributions from third parties, as well as industry data to estimate our overall costs for unpaid claims, incurred but not reported claims and claim adjustment expenses that are associated with the risks we are assuming with respect to our self-insurance and insurance policy deductibles. Key assumptions used in developing these estimates include claim frequencies, severities and resolution patterns, which can occur over an extended period of time. These estimates are subject to variability due to the length of time between the delivery of a home to a homebuyer and when a construction defect claim is made, and the ultimate resolution of such claim; uncertainties regarding such claims relative to our markets and the types of product we build; insurance industry practices; and legal or regulatory actions and/or interpretations, among other factors. Due to the degree of judgment involved and the potential for variability in these underlying assumptions, our actual future costs could differ from those estimated. In addition, changes in the frequency and severity of reported claims and the estimates to resolve claims can impact the trends and assumptions used in the actuarial analysis, which could be material to our consolidated financial statements. Though state regulations vary, construction defect claims are reported and resolved over a long period of time, which can extend for 10 years or more. As a result, the majority of the estimated self-insurance liability determined through the actuarial analysis relates to incurred but not reported claims and, therefore, adjustments related to individual existing claims generally do not significantly impact the overall estimated liability. Adjustments to our liabilities related to homes delivered in prior years are recorded in the period in which a change in our estimate occurs.
In certain instances, in the course of resolving a claim, we pay amounts in advance of our insurer(s) and/or on behalf of a subcontractor(s) or their insurer(s) and believe we will be reimbursed for such payment. Estimates of these amounts, if any, are recorded as receivables in our consolidated balance sheets when any such recovery is considered probable. Such receivables totaled $XX million at May 31, 2016 and $3.2 million at November 30, 2015.
Note 16. Legal Matters, page 83
Wage and Hour Litigation, page 83

3.	Please tell us whether the tentative settlement has been approved by the courts and tell us the amount of related accrual you established during fiscal 2015.
Response:

On May 19, 2016, the United States District Court for the Southern District of Texas, Galveston Division approved the final settlement terms we reached with the plaintiff representatives in the wage and hour cases described on page 83 of our Form 10-K with respect to the case entitled Edwards, K. v. KB Home, and preliminarily approved those settlement terms with respect to the case entitled Andrea L. Bejenaru, et. al. v. KB Home, et. al.  Based on the federal court’s decision, we expect to receive its final approval with respect to the Bejenaru case in September of this year. The Los Angeles Superior Court, where the Bejenaru case was filed, consented to the federal court’s review of and decisions with respect to the final settlement terms for that case.

Although we reached a tentative settlement on November 18, 2015, further negotiations with the plaintiff representatives were necessary to resolve important details regarding the claims submission process, including with respect to the publication and wording of the notices to the individual plaintiffs in the cases, and the confidentiality of their particular responses and personal settlement amounts. Additional negotiations were also required to determine specifically how payments to individual settling plaintiffs will be structured. Due to the cases’ complexities, the size and diverse circumstances of the classes of the individual plaintiffs and various logistical matters, these negotiations were prolonged and required an additional mediation session in early February 2016 as part of the process to reach the final settlement terms with the plaintiff representatives. As a result, we and the plaintiff representatives did not reach agreement on the final settlement terms until May 2, 2016.
Under the terms of the November 18, 2015 tentative settlement, we agreed to pay $7.5 million to a settlement administrator for distribution to individual settling plaintiffs, subject to obtaining releases from, and a specified threshold of participation by, such individuals. This amount is intended to be inclusive of all payments to settling plaintiffs and all related fees and costs. During our 2015 fiscal year, we established a $7.5 million accrual for these cases and maintained this balance at November 30, 2015. The final settlement terms did not change the settlement amount.
* * *
We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter appropriately responds to each of the Staff’s comments in the April 29, 2016 letter. If you have any further comments or questions, please do not hesitate to contact me at 310-231-4014, Brian J. Woram, our Executive Vice President and General Counsel at 310-231-4040, or William R. Hollinger, our Senior Vice President and Chief Accounting Officer, at 310-231-4028.
Sincerely,
/s/ JEFF J. KAMINSKI
Jeff J. Kaminski
Executive Vice President and Chief Financial Officer

cc:	U.S. Securities and Exchange Commission
Pamela Long
Anne McConnell
Kathryn McHale
Dale Welcome
KB Home
Brian J. Woram, Executive Vice President and General Counsel
William R. Hollinger, Senior Vice President and Chief Accounting Officer